EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the
	Three Months
	Ended	Year Ended Last Friday in December
	Mar. 28,	2007	2006	2005	2004	2003
	2008	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)

Pre-tax earnings (loss)(a)	$(3,434)	$(13,723)	$9,313	$6,335	$5,106	$4,894
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	9,820	51,683	35,719	21,764	10,591	8,016

Pre-tax earnings before fixed charges	6,386	37,960	45,032	28,099	15,697	12,910

Fixed charges:
Interest	9,751	51,425	35,499	21,549	10,387	7,823
Other(b)	69	258	220	215	204	193

Total fixed charges	9,820	51,683	35,719	21,764	10,591	8,016

Preferred stock dividend requirements	292	401	259	99	54	52

Total combined fixed charges and preferred stock dividends	$10,112	$52,084	$35,978	$21,863	$10,645	$8,068

Ratio of earnings to fixed charges	*	*	1.26	1.29	1.48	1.61
Ratio of earnings to combined fixed charges and preferred stock dividends	*	*	1.25	1.29	1.47	1.60

(a)	Excludes undistributed earnings (loss) from equity investments and earnings from discontinued operations.
(b)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.
*	The earnings for the year ended 2007 and the three months ended March 28, 2008 were inadequate to cover total fixed charges and total fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges for the year ended 2007 and the three months ended March 28, 2008 were $13,723 million and $3,434 million, respectively. The coverage deficiencies for total fixed charges and preferred stock dividends for the year ended 2007 and the three months ended March 28, 2008 were $14,124 million and $3,726 million, respectively.